中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

The Board of Directors of the Company (together with its subsidiaries, the "Group") wishes to disclose the Group's exposure to bonds issued by Lehman Brothers Holdings Inc. and its affiliates ("Lehman Brothers") as follows:

As at the date of this announcement, the Group's total exposure to bonds issued by Lehman Brothers is approximately US$69.21 million, comprising US$50 million senior unsecured bonds held by its wholly-owned subsidiary, Bank of China (Hong Kong) Limited and a HK$150 million senior unsecured bond held by its 51% owned subsidiary, BOC Group Life Assurance Company Limited. The Group has not, with respect to the aforesaid securities, included any provision for impairment losses in its published financial statements. The Group will consider making appropriate provisions in accordance with its accounting standards on a consistent basis and will make appropriate disclosure in accordance with regulatory requirements in due course.

[redacted]

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 17 September 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

File No. 82-3

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Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/10/2008	14:53:51	Submitted By 呈交者	02388P02
Date/Time Approved 批准日期/時間	02/10/2008	14:53:54	Approved By 審批者	02388P03
Submission No. 呈交編號	EBIS-081002-00037		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 30/09/2008
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人: Jason C.W. Yeung

Contact Telephone No. 聯絡電話: 2846 2700

Date submitted 呈交日期: 02/10/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 2388　　Description :
(1) 股份代號：　　說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of the month 本月底結存	20,000,000,000	HKD 5 00	100,000,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month			

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：

Description : 說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	[illegible] 780,266			
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	10,57[illegible],780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	( )	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

	Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.		HKD				
	Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					
2.		HKD				
	Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					
3.		HKD				
	Stock Code 股份代號					(•) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
	Conversion Price 換股價 HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

						由此而產生的新股數目
1.	Please Select One	At Price : 價格 : HKD		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）		◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Please Select One	At Price : 價格 : HKD		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）		◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Please Select One	At Price : 價格 : HKD		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）		◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4.	Please Select One	At Price : 價格 : HKD		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）		◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

○ Preference
優先股
○ Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：
（日／月／年）

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期 ：
（日／月／年）

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期 ：
（日／月／年）

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

8. **Other**
其他

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：

◉ Ordinary (1)
普通股 (1)

(Please specify)
（請註明）

（日／月／年）

- Ordinary (2)
  普通股 (2)
- Preference
  優先股
- Other Class
  其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END